UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                   TANOX, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                     87588Q
                                 (CUSIP Number)

                                  April 6, 2000
             (Date of Event Which Requires Filing of this Statement)

                            Wayne P. Merkelson, Esq.
                              Novartis Corporation
                                564 Morris Avenue
                              Summit, NJ 07901-1398
                            Telephone: (908) 522-6777
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    |_|  Rule 13d-1(b)
                    |X|  Rule 13d-1(c)
                    |_|  Rule 13d-1(d)
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


CUSIP No. 87588Q

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              Novartis AG
              ------------------------------------------------------------------
              ------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
              ------------------------------------------------------------------
|_|      (b)
              ------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization  Switzerland
                                               ---------------------------------

         Number of         (5)      Sole Voting Power   6,373,732
         Shares                                       --------------------------
         Beneficially               --------------------------------------------
         Owned by          (6)      Shared Voting Power          0
         Each                                          -------------------------
         Reporting                  --------------------------------------------
         Person            (7)      Sole Dispositive Power 6,373,732
         With                                             ----------------------
         ----                       --------------------------------------------
                           (8)      Shared Dispositive Power   0
                                                            --------------------
                           -----------------------------------------------------

         (9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                    6,373,732
                  --------------------------------------------------------------

         (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  --------------------------------------------------------------
                  --------------------------------------------------------------

         (11)     Percent of Class Represented by Amount in Row (9)
                    15.37%
                  --------------------------------------------------------------

         (12)     Type of Reporting Person (See Instructions) CO
                                                             -------------------

Item 1.  Issuer

         (a)   Name of Issuer: Tanox, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               10301 Stella Link
               Houston, Texas  77025

Item 2.  Persons Filing

         (a)   Name of Person Filing: Novartis AG ("Novartis")

         (b)   Address of Principal Office:
               The principal offices of Novartis are located at Schwarzwaldallee 215, CH-4002, Basel, Switzerland.

         (c)   Citizenship: Novartis is a Swiss corporation.


         (d)   Title of Class of Securities: Common Stock, $0.01 par value.

         (e)   CUSIP Number:

Item 3.  This statement is filed pursuant to ss.240.13d-1(c).

Item 4.  Ownership

         (a)   Novartis AG owns 6,373,732 shares of Common Stock.

         (b) The shares of Common Stock held by Novartis constitute approximately 15.37% of the outstanding Common Stock of the Issuer.

         (c) Novartis has the sole power to vote or to direct the vote or to dispose or direct the disposition of 6,373,732 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification if Statement Filed Pursuant to Rule 13d-1(c)

         (a)   Not applicable.

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2000


                                            NOVARTIS AG



                                            By:      /s/ Roland Bettex
                                               ---------------------------------
                                            Name:  Roland Bettex
                                            Title: Empowered Signatory



                                            By:      /s/ Herbert Gut
                                               ---------------------------------
                                            Name:  Herbert Gut
                                            Title: Empowered Signatory